Wildfire New PubCo, Inc.

386 Park Avenue South, FL 20

New York, NY 10016

VIA EDGAR

December 12, 2022

Brian Fetterolf & Mara Ransom

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Wildfire New PubCo, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 25, 2022
File No. 333-266840

Dear Mr. Fetterolf & Ms. Ransom:

On behalf of Wildfire New PubCo, Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 7, 2022 (the “Comment Letter”) with regard to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-266840) filed by the Company on November 25, 2022 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 4 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 4 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 4”). Captions and page references herein correspond to those set forth in Amendment No. 4.

Mr. Fetterolf & Ms. Ransom

December 12, 2022

Amendment No. 3 to Registration Statement on Form S-4 filed November 25, 2022

Risk Factors

“A small number of New Bridger’s stockholders could significantly influence its business.”, page 83

1.

We note your disclosure that you “will have a few significant stockholders who own a substantial percentage of its outstanding equity of New Bridger following the Business Combination,” and that as a result, such stockholders “may be able to exercise significant influence over matters requiring stockholder approval.” Please revise to identify such stockholders. For example, please clarify whether you are referring to your current officers and directors of Bridger, as it appears that they may hold majority control after the business combination in a maximum redemption scenario. Please disclose your significant stockholder’s collective percentage ownership in the combined company assuming maximum redemptions here and on the cover page and in the summary, as well as the percentage of shares that would need to be redeemed by JCIC public shareholders to trigger 50% control. Additionally, please revise your disclosure to discuss under this control scenario that such stockholders “will” control certain outcomes and will “control” certain matters, if they choose to act together, assuming maximum redemptions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 14, 84 and 85 of Amendment No. 4 to add the disclosure requested by your comment.

Background of the Business Combination, page 124

2.

We note your disclosure that “[o]n November 23, 2022, UBS was engaged as capital markets advisor to JCIC.” Please provide a more detailed discussion around UBS’ role in the transaction following its engagement as capital markets advisor, including UBS’ contemplated role and duties leading up to the anticipated closing of the business combination. In revising your disclosure, please provide additional context regarding the parties’ determination to make UBS’ potential aggregate fee (including both the capital markets advisory and deferred underwriting fees) partially dependent “on the level of JCIC public share redemptions.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 of Amendment No. 4 to add the disclosure requested by your comment.

Index to Financial Statements, page F-1

3.	Please include audited financial statements for Jack Creek Investment Corp. as of and for the periods ended December 31, 2021 and 2020 in your next amendment.

The Company respectfully acknowledges the Staff’s comment and has reinserted the appropriate financial statements in Amendment No. 4 in response to your comment.

Item 21. Exhibits and Financial Statement Schedules, page II-2

4.

In Exhibit 5.1, we note counsel’s statement that “[w]e have also assumed that each of JCIC and the Warrant Agent (i) is validly existing, (ii) has duly authorized, executed and delivered the Warrant Agreement, (iii) will duly authorize, execute and deliver the Warrant

Mr. Fetterolf & Ms. Ransom

December 12, 2022

Assumption Agreement, and (iv) had and/or has all requisite legal ability to do so.” Please have counsel exclude JCIC from assumptions (i), (ii) and (iv), as it is not appropriate to assume that JCIC is validly existing and has taken all corporate actions necessary with respect to the warrants. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and Weil has revised, re-issued and re-filed its Exhibit 5.1 legal opinion in response to your comment.

General

5.

Where you present statements of operations for Bridger Aerospace Group Holdings, such as in the pro forma information, management’s discussion and analysis of financial condition and results of operations and the consolidated financial statements, please present net loss attributable to common shareholders on the face of the income statement. Refer to SAB Topic 6:B.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94, 95, 237, 240, F-47, and F-75 of Amendment No. 4 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

December 12, 2022

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 596-9296 or (212) 310-8566.

Sincerely,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen
Ropes & Gray LLP

/s/ Michael E. Lubowitz

Michael E. Lubowitz
Weil, Gotshal & Manges LLP

cc: Robert F. Savage, President, Wildfire New PubCo, Inc.